EXHIBIT 12.1

Northern Trust Corporation

Computation of Earnings to Fixed Charges

(Dollars in Millions)

	Year Ended December 31,					Six Months Ended
	2003	2004	2005	2006	2007	June 30, 2008
INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest Expense (Including Interest on Deposits)	507.5	557.1	929.2	1,476.9	1,886.1	776.4
One-Third of All Rents	32.0	26.4	27.1	30.8	31.9	14.9

Total Fixed Charges	539.5	583.5	956.3	1,507.7	1,918.0	791.3

INCOME:
Income Before Income Taxes	612.6	755.3	887.8	1,024.2	1,060.8	1,006.2
Fixed Charges	539.5	583.5	956.3	1,507.7	1,918.0	791.3

Earnings, as Defined	1,152.1	1,338.8	1,844.1	2,531.9	2,978.8	1,797.5

Ratio of Earnings to Fixed Charges	2.14	2.29	1.93	1.68	1.55	2.27

EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest Expense (Excluding Interest on Deposits)	275.3	260.0	307.7	416.1	366.2	149.1
One-Third of All Rents	32.0	26.4	27.1	30.8	31.9	14.9

Total Fixed Charges	307.3	286.4	334.8	446.9	398.1	164.0

INCOME:
Income Before Income Taxes	612.6	755.3	887.8	1,024.2	1,060.8	1,006.2
Fixed Charges	307.3	286.4	334.8	446.9	398.1	164.0

Earnings, as Defined	919.9	1,041.7	1,222.6	1,471.1	1,458.9	1,170.2

Ratio of Earnings to Fixed Charges	2.99	3.64	3.65	3.29	3.66	7.14